FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For May 11, 2006

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

NYMOX PHARMACEUTICAL CORPORATION

NOTICE OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders (the “Meeting”) of Nymox Pharmaceutical Corporation (the “Corporation”) will be held at the Hotel de la Montagne, 1430 de la Montagne St., Montreal, on Thursday, June 8, 2006, at 4:30 p.m. (EST), for the following purposes:

1.	to receive the annual report of the directors, the financial statements of the Corporation for the fiscal year ended December 31, 2005 and the auditors’ report thereon;

2.	to elect the directors of the Corporation;

3.	to appoint the auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;

4.	to transact such other matters as may properly be brought before the Meeting, or any adjournment thereof.

All shareholders are invited to attend the Meeting.

By order of the Board of Directors,

Dr. Paul Averback
CEO & President

April 24, 2006
Hasbrouck Heights, New Jersey

Note:	As it is preferable that the greatest possible number of shares be represented and votes be cast at the Meeting, kindly complete, date and sign the enclosed form of proxy and return it in the postage-paid envelope provided for that purpose before 5:00 p.m. (EST), June 6, 2006, unless it is your intention to attend the Meeting in person. The record date for the determination of those shareholders entitled to receive this notice and to vote at the Meeting is April 10, 2006. A management proxy circular is attached to the present notice.

NYMOX PHARMACEUTICAL CORPORATION

MANAGEMENT PROXY CIRCULAR

April 24, 2006

This proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of NYMOX Pharmaceutical Corporation (the “Corporation”) for use at the Annual General Meeting of the shareholders of the Corporation (the “Meeting”) to be held in Montreal on June 8, 2006 at 4:30 p.m. (Eastern Standard Time), at the place and for the purposes set forth in the accompanying notice of meeting (the “Notice”). Unless otherwise provided, the information contained herein is given as of April 10, 2006.

1)     SOLICITATION OF PROXIES

The enclosed proxy is solicited by the management of the Corporation, and the cost of solicitation will be borne by the Corporation. This solicitation of proxies is being undertaken by mail.

2)     APPOINTMENT AND REVOCATION OF PROXIES

The proxies must be received by the Corporation before 5:00 p.m. (Eastern Standard Time), June 6, 2006. A shareholder executing the enclosed proxy has the power to revoke it any time prior to its use, in any manner permitted by law, including by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, or in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either at the office of the transfer agent of the Corporation at any time up to the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman on the day of the Meeting or any adjournment thereof. The address of the office of the transfer agent of the Corporation is:

Computershare Investor Services, Inc. Proxy Department, 9th Floor 100 University Avenue Toronto, Ontario M5J 2Y1

A shareholder has the right to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her in attendance and to act on his or her behalf at the Meeting other than the individuals designated by the management of the Corporation and named in the enclosed form of the proxy. In such event, the names of such individuals should be deleted and the name of the nominee inserted in the blank space provided for on the form of proxy.

3)     VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they have been appointed in accordance with the instructions of the shareholder appointing them. Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote all shares represented by such proxy FOR the appointment of the proposed auditors. As concerns the election of the proposed directors, as set out in the enclosed form of proxy and as set out under the heading “Election of Directors” herein, management of the Corporation has proposed that Dr. Paul Averback, Prof. David S. Morse and Jack Gemmell be nominated for election as directors. Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote all shares represented by such proxy FOR the election of Dr. Paul Averback, Prof. David S. Morse and Jack Gemmell as directors of the Corporation. The Corporation has been informed that in order so that the Board of Directors of the Corporation be composed of at least five (5) directors, Dr. Paul Averback, the Corporation’s largest shareholder, CEO, President and Chairman, may, at the Meeting, nominate two or more additional persons to serve as directors of the Corporation. The enclosed form of proxy does not confer authority to vote in respect of the election of any additional persons who are nominated at the Meeting for election to serve as directors of the Corporation. In order to vote in favour of any such elections made at the Meeting, the Corporation advises that shareholders should attend the Meeting in person.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of all matters identified in the Notice or other matters which may properly come before the Meeting. Should any amendment, variation, or other matter properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matter in accordance with their best judgment. As of the date hereof, the management of the Corporation does not anticipate that any such amendment or variation will be presented or that any other matter will come before the Meeting.

All matters properly brought before the Meeting shall be decided by a majority of shares voted thereupon except as specifically provided in this Circular.

4)     VOTING SHARES

As at April 10, 2006, 27,438,902 common shares without par value of the Corporation were outstanding. The holders of common shares will be entitled to one vote per share. The right to vote is determined by the registration of a holder of common shares on the shareholders’ list of the Corporation as at the close of business on April 10, 2006 (the “Record Date”) except where a person has transferred any of his or her shares after the Record Date, in which case the transferee is entitled to vote his or her shares at the Meeting provided he or she produces properly endorsed share certificates or otherwise establishes that he or she owns the shares, and demands, not later than ten days before the Meeting, that his or her name be included in the shareholders’ list of the Corporation before the Meeting. The right to receive the Notice is determined by the registration of a holder of common shares on the shareholders’ list of the Corporation on the Record Date.

Any individual authorized by a resolution of the directors or governing body of a body corporate or association being a shareholder of the Corporation is entitled to represent it at the Meeting.

If two or more persons hold common shares of the Corporation jointly, one of those holders present at the Meeting may in the absence of the others vote the shares. If two or more of those persons are present, in person or by proxy, they shall vote as one on the shares jointly held by them.

5)     PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the directors and officers of the Corporation, as at April 10, 2006, only the following persons were beneficial owners, directly or indirectly, or exercised control or direction over more than 10% of the outstanding common shares of the Corporation.

Name of Shareholders	Number of Common Shares	Percentage of the Class
Dr. Paul Averback	13,115,395	47.8%

6)     ELECTION OF DIRECTORS

The Articles of the Corporation provide that the Board of Directors is to be composed of not more than fifteen (15) and of at least five (5) directors, as may be determined by the Board of Directors, from time to time. The Corporation presently has a Board of Directors comprised of five directors. Three of the current directors of the Corporation, namely, Dr. Hans Black, Prof. Walter von Wartburg and Michael Sonnenreich are not being nominated for re-election as directors at the Meeting. These same three independent directors constitute the Corporation’s current Corporate Governance Committee which has the responsibility, among other things, to review and approve director nominations as described in greater detail under the heading “Disclosure Respecting Corporate Governance” in this Circular. In view of the fact that these three directors will not be continuing as directors of the Corporation, they have determined that they should not participate in the review and recommendation of the new director being proposed by management for election as directors of the Corporation at the Meeting, and so they have abstained from recommending Prof. David S. Morse as a nominee to be elected to serve as a director of the Corporation. Consequently, the review of the new director, Prof. David S. Morse, has been conducted by the Corporation’s other two current directors, Dr. Paul Averback and Jack Gemmell, and they have recommended Prof. David S. Morse as a nominee to be elected to serve as a director of the Corporation.

Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote all shares represented by such proxy FOR the election of Dr. Paul Averback, Prof. David S. Morse and Jack Gemmell as directors of the Corporation. Management of the Corporation does not contemplate that any of the foregoing nominees will be unable or unfit to serve as a director but should there be any change for any reason prior to the Meeting, the persons named in the enclosed form of proxy intend to vote at the Meeting for another nominee at their discretion, unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting on the election of directors.

The Corporation has been informed that in order so that the Board of Directors of the Corporation be composed of at least five (5) directors, Dr. Paul Averback, the Corporation’s largest shareholder, CEO, President and Chairman, may, at the Meeting, nominate two or more additional persons to serve as directors of the Corporation. The enclosed form of proxy does not confer authority to vote in respect of the election of any additional persons who are nominated at the Meeting for election to serve as directors of the Corporation. In order to vote in favour of any such elections made at the Meeting, the Corporation advises that shareholders should attend the Meeting in person.

Each director of the Corporation holds office until the next annual meeting of shareholders, or until the election of his successor, unless he resigns or his office becomes vacant by death, removal, or other cause.

The following table states the names of all the persons proposed by management of the Corporation to be nominated for election as directors, their municipality, state or province and country of residence, their age, their principal occupation, their position in the Corporation (if any), the period during which each proposed nominee served as a director and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR the election of the nominees whose names are set forth below.

Name and Municipality of Residence of Nominee	Position with the Corporation	Director of the Corporation since	Principal Occupation	Voting Securities of the Corporation Beneficially Owned or Controlled

Paul Averback, M.D.,	CEO, President and	Sept. 20, 1995	CEO and President of the	13,115,395
D.A.B.P. (1)	Chairman		Corporation
Beaconsfield, QC, Canada
460
David S. Morse, Ph.D.	Independent	New proposed	Professor, University of
Montreal, QC, Canada	Director	nominee for	Montreal, Montreal, Quebec,
		election	Canada

Jack Gemmell (1)	General Counsel	June 14, 2001	General Counsel of the	12,725
Mississauga, ON, Canada	and Director		Corporation

(1)     Member of the Communications Committee of the Board of Directors.

The information as to shares beneficially owned, directly or indirectly, by each nominee, or over which they control or have direction, has been furnished by the respective nominees. Except as otherwise noted, each of the directors has held the principal occupation shown opposite his name or other executive offices with the same firm or its affiliates, for the last five years.

Biography of the New Director

Professor David Morse, Ph.D. is a world expert in the biochemistry, proteomics and genomics of cell function particularly as it relates to circadian regulation in single cell organisms. He received a Ph.D. from McGill University in 1984, completed a post-doctoral fellowship at Harvard University in 1989 and has been a Full Professor at the University of Montreal since 2001. He has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Cell, Proceedings of the National Academy of Science, Journal of Biological Chemistry, and Nature. Dr. Morse has previously collaborated with Nymox scientists in research and development projects.

7)     REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

In addition to options granted to directors and senior officers of the Corporation, as more fully set out under the heading “Stock Option Plan” herein, directors’ fees of US$1,000 for each board meeting were paid to the independent directors of the Corporation in that capacity during the Corporation’s fiscal year ended December 31, 2005. The four Senior Officers of the Corporation were paid a total remuneration of US$440,949 during the fiscal year ended December 31, 2005.

The following table sets forth information concerning the total compensation paid during the Corporation’s last three completed financial years to the Chief Executive Officer and the Corporation’s three other executive officers (the “Named Executive Officers”):

		Annual Compensation (expressed in US$)				Long Term Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)	Securities under Option (#)	All Other Compensation
Dr. Paul Averback	2005	30,146		0	3,177	0	0
CEO and President	2004	38,432		0	2,271	0	0
	2003	35,676		0	868	500,000	0

Mr. Roy Wolvin	2005	103,376		0	2,247	0	0
CFO	2004	73,128		0	1,416	0	0
	2003	61,006		0	868	5,000	0

Mr. Jack Gemmell	2005	161,269		0	1,218	0	0
General Counsel	2004	85,056		0	1,107	0	0
	2003	71,173		0	118	20,000	0

Mr. Brian Doyle	2005	146,158		0	1,438	0	0
Global Sales Manager	2004	130,172		0	1,934	0	0
	2003	74,393	(1)	0	868	50,000 (2)	0

(1)	Mr. Doyle’s employment commenced on April 28, 2003.

(2)	30,000 of these options have vested to date.

During the financial year ended December 31, 2005, no executive officer received any long-term incentive plan (LTIP) awards, options, or repricings of any options nor exercised any options.

Report on Executive Compensation

The Human Resources and Compensation Committee of the Board of Directors oversees the compensation of executive officers of the Corporation. The members of the Human Resources and Compensation Committee for the the financial year ending December 31, 2005 were Dr. Hans Black, Michael Sonnenreich and Prof. Walter von Wartburg.

The Corporation’s current compensation policy for its executive officers, including the Chief Executive Officer and the Named Executive Officers, emphasizes the granting of options over base salary and bonuses as a means of attracting, motivating and retaining talented individuals. Such a policy is believed to better further the Corporation’s business goals by allocating more financial resources to the Corporation’s ongoing product development programs.

The Corporation’s policy is designed and administered in a manner that is intended to link corporate performance with executive compensation while maximizing shareholder value. The stock option plan provides long-term incentives to the Corporation’s officers and employees to advance the Corporation’s drug development programs towards commercialization and to enhance shareholder value. The Corporation endeavors to provide salaries and option grants that are internally equitable and that are consistent with both job performance and ongoing progress towards corporate goals. The amount of option grants is determined in part by the amount and terms of outstanding options, the experience and expertise of each executive officer and the needs of the Corporation, among other factors.

The Corporation’s policy at present is not to provide annual performance bonuses or salary increases and the associated performance criteria and reviews, given the current stage of the Corporation’s development.

Performance Graph

The following graph compares the cumulative total shareholder return for a $100 investment in common shares of the Corporation made December 31, 2000 on the NASDAQ market and the cumulative total return of the NASDAQ Biotechnology Index for the period ending April 19, 2006.

8)     STOCK OPTION PLAN

The Corporation has created a stock option plan (the “Plan”) for key employees, officers and directors and certain consultants of the Corporation and its subsidiaries. The Plan was adopted by the Board of Directors of the Corporation on November 27, 1995. On May 15, 1998, the Board of Directors amended the Plan in order to increase the maximum number of common shares which may be issued under the Plan from 2,000,000 to 2,500,000 shares. The Plan is administered by the Board of Directors of the Corporation. The Board of Directors may from time to time designate individuals to whom options to purchase common shares of the capital stock of the Corporation may be granted and the number of shares to be optioned to each.

The total number of common shares to be optioned to any one individual cannot exceed 5 % of the total of the issued and outstanding shares of the Corporation. The option price per share for common shares which are the subject of any option is fixed by the Board of Directors when such option is granted. The option price cannot involve a discount to the market price of the common shares at the time the option is granted. The period during which an option is exercisable cannot exceed 10 years from the date the option is granted. The options may not be assigned, transferred or pledged and expire after the termination of the optionee’s employment or office with the Corporation or any of its subsidiaries or upon the death of the optionee.

As at December 31, 2005, options granted by the Board of Directors to purchase up to 1,811,500 common shares of the Corporation are outstanding, the details of which are listed in the table below. Of these, 20,000 options are not vested. A total of 256,900 options have been exercised from the date of the Plan’s adoption (November 27, 1995) to December 31, 2005.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans	1,811,500	$3.86	688,500
approved by securityholders

Equity compensation plans not	None	None	None
approved by securityholders

Total	1,811,500	$ 3.86	688,500

During the Corporation’s fiscal year ended December 31, 2005, no new options were issued, no options were exercised and no options expired.

9)     INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer currently with the Corporation as of the date of this Circular, nor any nominee for election as a director of the Corporation, nor any person associated with such director, officer or nominee is indebted to the Corporation.

10)     DIRECTORS’ AND OFFICERS’ INSURANCE

Directors’ and Officers’ liability insurance has been obtained by the Corporation for its directors and officers. In 2005-6, the Corporation paid an annual premium of US$155,000 in respect of such insurance as a group. No portion of the premium was paid directly or indirectly by any of the directors or officers of the Corporation. The aggregate insurance coverage under the current policy is limited to US$10,000,000, subject to a corporate deductible of US$175,000.

11)     INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Neither the Corporation nor its subsidiaries are currently or have been party to, or are currently contemplating, any material transaction or any proposed transaction, which has materially affected or would materially affect the Corporation, with any insider of the Corporation, nor with any associate or affiliate of such insider.

12)     DISCLOSURE RESPECTING CORPORATE GOVERNANCE

The Corporation and its operations and corporate governance are subject to a wide range of laws, rules and regulations, including applicable rules and regulations of the NASDAQ Stock Market, the Securities Exchange Commission, as well as federal, state and provincial corporate and securities legislation in Canada and the United States, including the Sarbanes-Oxley Act. In addition, given the nature of its operation, the Corporation is subject to specific regulatory regimes governing its products and services such as the U.S. Food and Drug Act.

The Board of Directors of the Corporation has adopted corporate governance practices, including formal written mandates for the Board of Directors and its committees, a Code of Ethics for Senior Financial Officers and a Code of Business Conduct for its directors, officers and employees. These documents are available at nymox.com/company/corporate_governance and have been filed on the EDGAR and SEDAR systems. The Corporation considers good corporate governance to be important to ensure that its operations are managed with a view to enhancing long-term shareholder value, and continues to review its corporate governance practices with a view to ensuring and enhancing compliance with applicable regulations.

The Board of Directors is currently composed of five directors, a majority of whom are independent directors. The Board of Directors has determined that three of its current directors (Dr. Hans Black, Prof. Walter von Wartburg and Michael Sonnenreich) meet the requisite standard of independence as set out in applicable securities laws, rules and regulations, such as the Sarbanes-Oxley Act, the NASDAQ rules, and National Instrument 58-101 – Disclosure of Corporate Governance Practices. The other two current directors are not independent: Dr. Paul Averback is the President and CEO of the Corporation and Mr. Jack Gemmell is a member of the senior management of the Corporation. Prof. David S. Morse, being the new nominee proposed by management for election to the Board of Directors of the Corporation, is independent to the Corporation.

The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation with a view to the best interests of the Corporation and its shareholders generally. The Board of Directors reviews and approves matters relating to the strategic direction, business and operations and the organizational structure of the Corporation. The Board appoints the Chairman of the Board and establishes its committees and appoints their members. The Board does not have an executive committee. The Board’s specific responsibilities include recommending candidates for election or appointment to the Board, approving the issuance of any securities and any related transactions, reviewing financings, investments, acquisitions, dispositions and other transactions not in the ordinary course of business, reviewing the compensation and performance of the Corporation’s officers, approving the issuance of any stock options pursuant to the Corporation’s stock option plan, reviewing, approving and supervising the Corporation’s accounting principles and practices, financial statements and security filings, approving the annual budget, ensuring the proper and timely disclosure of material matters and appropriate communications with the shareholders, reviewing the corporate governance practices of the Corporation and the Board, and reviewing management practices and processes with respect to risk assessment and management and internal controls and audit functions.

The Corporate Governance Committee consists of independent directors of the Board. This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of the Corporation and has regularly scheduled meetings in executive session. This Committee also reviews the corporate governance of the Corporation to ensure compliance, relevance and effectiveness. This Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation. Following the Meeting, the Corporate Governance Committee will be comprised of newly elected independent directors appointed by the Board of Directors in accordance with the Corporation’s mandates and policies and with applicable securities laws, rules and regulations.

The Audit Committee currently consists of three independent directors of the Corporation, each of whom are knowledgeable in financial and auditing matters. The Board has determined that each of the current members of the Audit Committee meet the criteria for independence as set out in applicable securities laws, rules and regulations, such as the Sarbanes-Oxley Act, the NASDAQ rules, and National Instrument 58-101 – Disclosure of Corporate Governance Practices, and are otherwise free of any relationship that would interfere with his individual exercise of independent judgment. The Board has also determined that the current Chair of the Audit Committee, Dr. Hans Black, possesses the requisite financial management expertise and sophistication to meet the criteria for an audit committee financial expert in accordance with applicable securities laws, rules and regulations. Following the Meeting, the Audit Committee will be comprised of newly elected independent directors, including an appropriately qualified Chair, appointed by the Board of Directors in accordance with the Corporation’s mandates and policies and with applicable corporate and securities laws, rules and regulations.

The Audit Committee provides independent oversight of the quality and integrity of the accounting, auditing, and reporting practices of the Corporation with a particular focus on financial statements and financial reporting to shareholders. Subject to shareholder approval, the Committee is responsible for the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Corporation. The independent auditors report directly to the Committee. The Committee’s responsibilities include pre-approving all audit services and permissible non-audit services, reviewing on an ongoing basis all relationships between the auditors and the Corporation, including any that may impact the objectivity or independence of the auditors and taking such appropriate action to oversee and ensure the auditors’ independence, reviewing the scope and results of the audit with the independent auditors, meeting at least four times a year to review with management and the independent auditors the Corporation’s financial condition and results, assessing the adequacy of the internal accounting, bookkeeping and control procedures of the Corporation; reviewing with management and the independent auditors any significant risks or exposures to the Corporation and assess the steps management has taken to minimize such risk to the Corporation, reviewing and approving on an ongoing basis the terms of all transactions and arrangements between the Corporation and related parties, reviewing all financial statements and reports prior to filing with the Securities and Exchange Commission or other regulatory authorities, and reviewing and assessing on an annual basis the adequacy of its charter and recommending any changes needed to enable the Committee to properly discharge its duties to the shareholders.

The Audit Committee has the additional responsibilities for establishing procedures for the handling of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for the receipt, retention and treatment of such complaints and for the confidential and anonymous submission by employees of the Corporation or its affiliates of concerns regarding questionable accounting or auditing matters.

The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities. The Committee may ask members of management or other employees of the Corporation to attend at a meeting of the Audit Committee and provide pertinent information as necessary. The Committee may meet with the independent auditors in executive session to discuss any matters that, in the opinion of the Committee or the independent auditors, should be discussed in private. The Committee has the power and authority to retain and determine funding for independent counsel, accountants, or other advisors as it determines necessary to carry out its duties.

The Human Resources and Compensation Committee consists of the independent directors of the Board. When considering the compensation arrangements for the CEO, the Committee meets in executive session without the presence of the CEO. This Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the Corporation. The Committee is also responsible for the administration and award of options to purchase common shares of the Corporation pursuant to the Corporation’s stock option plan. Following the Meeting, the Human Resources and Compensation Committee will be comprised of newly elected independent directors appointed by the Board of Directors in accordance with the Corporation’s mandates and policies and with applicable securities laws, rules and regulations.

The Communications Committee establishes and reviews overall policy, practices and controls as they relate to the Corporation’s communications to the public and its shareholders about its business and affairs other than financial statements and related security filings within the mandate of the Audit Committee.

The following table sets out the attendance record of each director for all Board and Audit Committee meetings since December 31, 2004 up to the date of this Circular:

Name of Director	Board Meetings (5 meetings)	Audit Committee (5 meetings)
Dr. Paul Averback	5/5	n/a
Mr. Jack Gemmell	5/5	n/a
Dr. Hans Black	5/5	5/5
Mr. Michael Sonnenreich	5/5	5/5
Prof. Walter von Wartburg	5/5	4/5

Further information about the Corporation’s corporate governance is set out in Schedule A to this Circular.

13)     APPOINTMENT OF AUDITORS

The Audit Committee of the Board of Directors of the Corporation proposes that KPMG, Chartered Accountants, be reappointed as auditors of the Corporation. KPMG have been the auditors of the Corporation since 1995.

Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote all shares represented by such proxy FOR the appointment of KPMG, Chartered Accountants, as auditors of the Corporation to hold office until the next annual general meeting of shareholders at such remuneration as may be fixed by the Board of Directors based on the recommendation of the Audit Committee.

14)     OTHER BUSINESS

The Management of the Corporation is not aware of any amendment regarding the items on the agenda set forth in the Notice and of any other item which could be submitted to the Meeting other than those mentioned in the Notice. However, should any amendment or other business be duly submitted to the Meeting, the attached form of proxy confers discretionary authority upon the persons designated therein to vote on the amendments concerning the matters mentioned in the Notice or any other business in accordance with their best judgment.

15)     ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation’s Consolidated Financial Statements and MD&A for the fiscal year ended December 31, 2005. All of this information, as well as additional information relating to the Corporation is available on on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at www.sec.gov and the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Shareholders may also request copies of the Corporation’s Consolidated Financial Statements and MD&A by contacting the Corporation at:

Nymox Pharmaceutical Corporation 9900 Cavendish Blvd. Suite 306 St.-Laurent, Qc L5H 3H3 Phone: 800-936-9669 Email: info@nymox.com

Shareholder proposals intended to be presented at the Corporation’s 2007 annual meeting of shareholders must be submitted for inclusion in the Corporation’s proxy materials prior to January 24, 2007.

16)     APPROVAL BY DIRECTORS

The contents of this Circular (including Schedule A hereto) and the sending of such Circular to the shareholders have been approved by the Board of Directors of the Corporation.

April 24, 2006
Hasbrouck Heights, New Jersey

BY ORDER OF THE BOARD OF DIRECTORS

Dr. Paul Averback
CEO & President

Schedule A

Statement of Corporate Governance Disclosure (1)

1. Board of Directors

The Board of Directors is currently composed of five directors, a majority of whom are independent directors. The Board has determined that three of its current directors (Dr. Hans Black, Prof. Walter von Wartburg and Mr. Michael Sonnenreich) meet the requisite standard of independence as set out in applicable securities laws, rules and regulations, such as the Sarbanes-Oxley Act, the NASDAQ rules, and National Instrument 58-101 – Disclosure of Corporate Governance Practices. The other two current directors are not independent: Dr. Paul Averback is the President and CEO of the Corporation and Mr. Jack Gemmell is a member of the senior management of the Corporation. Prof. David S. Morse, being the new nominee proposed by management for election at the Meeting to the Board of Directors of the Corporation, is independent to the Corporation.

The following current directors are presently a director of another reporting issuer: Dr. Black is a director of Abitibi-Consolidated Inc. and Prof. von Wartburg is a director of Orthofix International N.V.

During the past fiscal year, in order to facilitate open and candid discussion among its independent directors, the independent directors arranged to meet at least five times both informally (in person and by telephone) and in executive sessions following Audit Committee meetings when non-independent directors and members of management were not in attendance.

The Board appoints the Chairman of the Board. The current Chairman of the Board, Dr. Paul Averback, is not independent as he is the President and CEO of the Corporation. The Corporation does not have a Lead Director. The Board has not taken any formal steps to provide leadership for its independent directors. However, the Corporation believes that the size and composition of the Board and its committees is such that the independent directors have adequate opportunities to provide leadership.

The following table sets out the attendance record of each director for all Board of Directors meetings since the beginning of the Corporation’s most recently completed financial year:

Name of Director	Board Meetings (5 meetings)
Dr. Paul Averback	5/5
Mr. Jack Gemmell	5/5
Dr. Hans Black	5/5
Mr. Michael Sonnenreich	5/5
Prof. Walter von Wartburg	5/5

2. Board Mandate

The Board’s written mandate is as follows:

“The Board of Directors of Nymox Pharmaceutical Corporation is responsible for supervising the management of the business and affairs of the company with a view to the best interests of the company and its shareholders generally.

“The Board reviews and approves matters relating to the strategic direction, business and operations and the organizational structure of the company. The Board’s specific responsibilities include submitting any matter requiring shareholder approval to the shareholders, recommending candidates for election or appointment to the Board, approving the issuance of any securities and any related transactions, reviewing financings, investments, acquisitions, dispositions and other transactions not in the ordinary course of business, reviewing the compensation and performance of the company’s officers, approving the issuance of any stock options pursuant to the company’s stock option plan, reviewing, approving and supervising the company’s accounting principles and practices, financial statements and security filings, approving the annual budget, ensuring the proper and timely disclosure of material matters and appropriate communications with the shareholders, reviewing the corporate governance of the company and the Board, including compliance with relevant legal and ethical standards, and reviewing management practices and processes with respect to risk assessment and management and internal controls and audit functions.

(1)	This Statement is made pursuant to National Instrument 58 -101 Disclosure of Corporate Governance Practices and Form 58-101F1 thereto.

The Board appoints the Chairman of the Board, establishes its Committees and appoints directors to serve as members of those Committees. The Board meets regularly as scheduled by the Board. Special meetings of the Board may be called by the Board, the Chairman of the Board, the President or CEO of the company or by any two Directors.”

3. Position Descriptions

The Board has not developed formal written position descriptions for the Chairman of the Board and the Chair of each Board committee. However, the written mandates adopted by the Board for the Board and its committees outline the role and responsibilities for such positions. The Audit Committee mandate includes specific qualifications for the Chair of the Audit Committee as required by the Sarbanes-Oxley Act and other applicable laws, rules and regulations.

It is anticipated that the Board will address and develop a formal written position description for the CEO in the current financial year. The Board receives a report from the Corporation’s CEO at each Board meeting as part of its role to oversee the management of the business and affairs of the Corporation.

4. Orientation and Continuing Education

It is anticipated that the Board will address in the current financial year what measures are needed to orient new directors regarding the role of the Board, its committees and its directors and the nature and operation of the Corporation’s business. Orientation is currently provided on an informal basis through discussions with senior management about the nature and operation of the Corporation’s business areas in the pharmaceutical and diagnostic industry and with other Board members about the role of the Board. The nature and extent of each director’s orientation in these areas will depend on the extent to which director’s experience, skills and training relate to the industry in general and the specific areas of research and product development the Corporation is engaged in. The Board has also developed written mandates for the Board and its committees, a Code of Business Conduct for directors, officers and employees of the Corporation and a Code of Ethics for Senior Financial Officers, which are available as guidance for new directors. Extensive information about the Corporation’s business and financial situation is available through the Corporation’s annual and quarterly reports and press releases.

The Board has relied on the prior experience and expertise of each director brought to the Board. It is anticipated that director training programs and continuing education will be provided for new directors to ensure that the directors acquire or maintain the necessary skill and knowledge to meet their obligations as directors and, where applicable, as members of the Audit Committee.

5. Ethical Business Conduct

The Board has adopted written codes for the directors, officers and employees in its Code of Ethics for Senior Financial Officers and its Code of Business Conduct for Officers, Directors and Employees. A copy is available at www.nymox.com/company/corporate_governance or by written request to the Corporation and has been filed on EDGAR and on SEDAR. The Board monitors compliance with these codes by requiring Board approval of waivers of the code by directors and executive officers and by adopting complaint procedures. Only the Audit Committee of the Board of Directors may authorize or approve any waiver of the Code of Ethics for Senior Financial Officers to the CEO and CFO and then only when truly necessary and warranted, and subject to any limitations and qualifications designed as to protect the Corporation to the greatest extent possible. Any such waiver must be disclosed promptly to the shareholders and the public. Similarly, any waivers of the Code of Business Conduct for directors and executive officers must be approved by the Board of Directors. To promote and monitor compliance with its Codes, the Corporation operates an “open door” policy with respect to the reporting of violations of the Codes or of legal or ethical standards with reporting up to the CEO and the Board where appropriate. The Board has also adopted a specific complaints procedure for reports or complaints of questionable accounting, internal accounting controls or auditing matters to be handled by the Audit Committee, including the submission of anonymous and confidential complaints. This procedure is outlined in the Code of Business Conduct in Appendix A, Policies and Procedures about Handling Complaints Regarding Accounting, Internal Accounting Controls or Auditing Matters. Since the beginning of the most recently completed financial year, no material change report has been filed that pertains to the conduct of a director or executive officer that constitutes a departure from either Code.

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The Board has taken steps to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. Under the terms of the Conflict of Interest provision of the Corporation’s by-laws, a director is required to disclose the nature and extent of his or her interest in any material contract or proposed material contract with the Corporation if he or she is a party to the contract, is a director or officer of such a party or has a material interest in such a party. Under the Board’s policy, any Director with such an interest or similar conflict of interest is required to excuse him or herself from participating in any discussion about the matter and to abstain from voting on it. As well, the Corporation’s Code of Business Conduct requires officers of the Corporation to advise the CEO of any actual or potential conflict of interest situation. The CEO and CFO must advise the Audit Committee of the Board in accordance with the Code of Ethics for Senior Financial Officers.

The Board has taken other steps to encourage and promote a culture of ethical business conduct. Every officer, director and employee has received a copy of the Code of Business Conduct. The Corporation has made it a positive duty for each employee and officer to report violations of the Code or the law and to investigate any reports of such violations.

6. Nomination of Directors

The Board has not established specific procedures for the identification of new candidates for nomination to the Board. As a matter of practice, new candidates for board nomination may be proposed by a director, by management, or by a shareholder. Under the Canada Business Corporations Act, a shareholder or group of shareholders owning or controlling 5% or more of the Corporation’s shares may submit a proposal to nominate a director to be included in the management proxy circular, subject to certain time limits. Nominations may also be made at the annual meeting of shareholders.

The Corporate Governance Committee which consists of the independent directors of the Board acts as the nominating committee. Under its mandate, the Corporate Governance Committee is to review and approve director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

7. Compensation

The Board has not established specific procedures or guidelines for the determination of compensation for the Corporation’s directors and officers. As a matter of practice, the Board’s Human Resources and Compensation Committee determines the compensation arrangements for directors, executive officers and key employees. The compensation arrangements for the directors sitting on the Human Resources and Compensation Committee are determined by the other directors of the Board. It is anticipated that this is an area that the Board will be addressing in the current financial year.

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The Human Resources and Compensation Committee of the Board currently consists of the independent directors of the Board. This Committee establishes and reviews overall policy and structure with respect to compensation and employment matters, including the determination of compensation arrangements for directors, executive officers and key employees of the Corporation. When considering the compensation arrangements for the CEO, the Committee’s mandate requires the committee members to meet in executive session without the presence of the CEO. The Committee is also responsible for the administration and award of options to purchase shares pursuant to the Corporation’s stock option plan. Following the Meeting, the Human Resources and Compensation Committee will be comprised of newly elected independent directors appointed by the Board of Directors in accordance with the Corporation’s mandates and policies and with applicable securities laws, rules and regulations.

Since the beginning of the Corporation’s most recently completed financial year, no compensation consultant or advisor has been retained to assist in determining the compensation for any of the Corporation’s directors and officers.

8. Other Board Committees

The Board has established two other committees other than the Audit Committee and the Human Resources and Compensation Committee. These are the Corporate Governance Committee (which also acts as the nominating committee) and the Communications Committee.

The Corporate Governance Committee consists of the independent directors of the Board. This Committee has the general mandate of providing an independent and regular review of the management, business and affairs of the Corporation and has regularly scheduled meetings in executive session. This Committee also reviews the corporate governance of the Corporation to ensure compliance, relevance and effectiveness. Following the Meeting, the Corporate Governance Committee will be comprised of newly elected independent directors appointed by the Board of Directors in accordance with the Corporation’s mandates and policies and with applicable securities laws, rules and regulations.

The Corporate Governance Committee also reviews and approves director nominations to ensure each nominee meets the requisite requirements under applicable corporate and securities laws, rules and regulations and otherwise possesses the skills, judgment and independence appropriate for a director of a public corporation.

The Communications Committee establishes and reviews overall policy, practices and controls as they relate to the Corporation’s communications to the public and its shareholders about its business and affairs other than financial statements and related security filings within the mandate of the Audit Committee.

9. Assessments

Currently, the Board, its Committees and individual directors are not regularly assessed with respect to their effectiveness and contribution. The Corporation relies on the individual experience, competence and expertise of each director, the written mandates of the Board and its committees, and informal assessments in gauging a director’s effectiveness and contribution in light of the needs of the Board and the Corporation.

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9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
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NYMOX PHARMACEUTICAL CORPORATION

Security Class

Holder Account Number

Form of Proxy — Annual General Meeting to be held on June 8, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on June 6, 2006.

+	+

Appointment of Proxyholder

I/We, being holder(s) of common shares of Nymox Pharmaceutical Corporation		Print the name of the person you are
(the "Corporation"), hereby appoint:	OR	appointing if this person is someone
Dr. Paul Averback or in his place Mr. Roy Wolvin		other than the Management
		Nominees listed herein	________________________________

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Shareholders of the Corporation to be held on June 8, 2006, at 4:30 p.m. at Hotel de la Montagne, 1430 de la Montagne St., Montreal, Quebec, and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Vote FOR or WITHHOLD for all nominees proposed by management	For Withhold

2. Appointment of Auditors

Vote FOR or WITHHOLD from voting with respect to the appointment of the auditors	For Withhold

Authorized Signature(s) — This section must be completed	Signature(s)	Date
for your instructions to be executed
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby	_______________________	MM/DD/YY
revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management

Interim Financial Statements	Annual Report
Mark this box if you would like to receive interim financial statements and accompanying	Mark this box if you would NOT like to receive the Annual
Management’s Discussion and Analysis by mail	Report and accompanying Management’s Discussion and
Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

•	014665	AR2	NYMQ	+

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: May 11, 2006